UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

CHATTEM, INC.

(Name of Subject Company (Issuer))

RIVER ACQUISITION CORP.

SANOFI-AVENTIS

SANOFI-AVENTIS AMERIQUE DU NORD S.N.C.

AVENTIS INC.

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, without par value (including the associated

Series A Junior Participating Preferred Stock Purchase Rights)

(Title of Class of Securities)

162456107

(CUSIP Number of Class of Securities)

Karen Linehan

Senior Vice President Legal Affairs and General Counsel

Sanofi-Aventis

174, avenue de France

75013 Paris, France

Telephone: +33 1 53 77 40 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,264,563,268	$161,464

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 18,934,034 shares of common stock, without par value, of Chattem, Inc. (“Chattem”) outstanding multiplied by the offer price of $93.50 per share, (ii) 1,798,116 shares of common stock, without par value, of Chattem, which were subject to issuance pursuant to the exercise of outstanding options multiplied by the offer price of $93.50 per share and (iii) 3,487,778 shares of common stock, without par value, of Chattem, which were reserved for issuance upon the exercise of warrants, multiplied by the offer price of $93.50 per share. This calculation excludes 4,367,275 shares of common stock, without par value, of Chattem, reserved for issuance upon conversion of the 2% convertible notes of Chattem due 2013 and the 1.625% convertible notes of Chattem due 2014 because the convertible notes will be settled in cash pursuant to the Agreement and Plan of Merger, dated as of December 20, 2009, among sanofi-aventis, River Acquisition Corp. and Chattem. The calculation of the filing fee is based on Chattem’s representation of its capitalization as of December 18, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $161,464	Filing Party: sanofi-aventis
Form of Registration No.: Schedule TO	Date Filed: January 11, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2010, as amended by Amendment No. 1 filed on January 26, 2010 (as amended and supplemented, the “Schedule TO”) and is filed by (i) River Acquisition Corp., a Tennessee corporation (the “Purchaser”), and a direct wholly-owned subsidiary of Aventis Inc., a Pennsylvania corporation (“Aventis”) and an indirect wholly-owned subsidiary of sanofi-aventis, a French société anonyme (“Parent”), (ii) Parent, (iii) Sanofi-aventis Amérique du Nord S.N.C., a French société en nom collectif (“ADN”), and a wholly-owned subsidiary of Parent and (iv) Aventis, a wholly-owned subsidiary of ADN. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, without par value (including the associated preferred stock purchase rights, the “Shares”), of Chattem, Inc., a Tennessee corporation (“Chattem”), at a purchase price of $93.50 per Share (the “Offer Price”) net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 11, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Chattem on January 11, 2010 contain important information about the Offer, all of which should be read carefully by Chattem shareholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of December 20, 2009, among Parent, the Purchaser and Chattem.

Documentation relating to the Offer has been mailed to Chattem shareholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1-11.

The Offer to Purchase is hereby amended by:

Amending and supplementing the information set forth in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” by adding the following text as a new fifteenth paragraph therein:

“The parties to the purported class actions have, following arm’s-length negotiations, agreed in principle upon a proposed settlement of such actions, which will be subject to Court approval. Pursuant to this proposed settlement, Chattem is making certain supplemental disclosures in an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9. The defendants have denied and continue to deny any wrongdoing or liability with respect to all claims, events and transactions complained of in the aforementioned actions or that they engaged in any wrongdoing. The defendants are settling the actions in order to eliminate the uncertainty, burden, risk, expense and distraction of further litigation.”

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS

By:	/S/ JÉRÔME CONTAMINE
Name:	Jérôme Contamine
Title:	Executive Vice President, Chief Financial Officer

RIVER ACQUISITION CORP.

By:	/S/ GREGORY IRACE
Name:	Gregory Irace
Title:	Chief Executive Officer and President

SANOFI-AVENTIS AMÉRIQUE DU NORD S.N.C.

By:	/S/ JEAN-LUC RENARD
Name:	Jean-Luc Renard
Title:	Manager

AVENTIS INC.

By:	/S/ JOHN SPINNATO
Name:	John Spinnato
Title:	Authorized Signatory

Date: January 28, 2010

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated January 11, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by sanofi-aventis and Chattem, Inc. on December 21, 2009, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by sanofi-aventis on December 21, 2009.*

(a)(5)(B)	Sanofi-aventis presentation for investor/analyst conference call, dated December 21, 2009, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by sanofi-aventis on December 21, 2009.*

(a)(5)(C)	Presentation regarding sanofi-aventis, dated December 21, 2009, incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by sanofi-aventis on December 21, 2009.*

(a)(5)(D)	Presentation regarding Chattem, Inc., dated December 21, 2009, incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by sanofi-aventis on December 21, 2009.*

(a)(5)(E)	Transcript of sanofi-aventis conference call held on December 21, 2009, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by sanofi-aventis on December 22, 2009.*

(a)(5)(F)	Transcript of Chattem, Inc. conference call held on December 21, 2009, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by sanofi-aventis on December 22, 2009.*

(a)(5)(G)	Form of Summary Advertisement as published on January 11, 2010 in The Wall Street Journal.*

(a)(5)(H)	Press Release issued by sanofi-aventis and Chattem, Inc. on January 11, 2010.*

(a)(5)(I)	Press Release issued by sanofi-aventis on January 26, 2010.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2009, among sanofi-aventis, River Acquisition Corp. and Chattem, Inc.*

(d)(2)	Confidentiality Agreement, dated November 23, 2009, between Chattem, Inc. and sanofi-aventis.*

(d)(3)	Form of Retention Agreement, dated December 20, 2009, by and between sanofi-aventis and each of Zan Guerry and Robert E. Bosworth.*

(d)(4)	Form of Retention Agreement, dated December 20, 2009, by and between sanofi-aventis and each of Robert B. Long and Theodore K. Whitfield, Jr.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.